2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel: 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Exhibit 99.4

Production start-up of third phase of development on Al Khalij field in Qatar

Paris, September 9, 2004 - Total announces the production start-up of the third phase of development on the Al Khalij oil field, offshore Qatar, and the bringing on stream at the end of August of a platform for water separation and treatment.

Thanks to the Al Khalij North development project, production on the field will be increased by 20,000 barrels of oil a day with the finalization of the drilling phase in January 2005, compensating for its natural decline. The new peak of production will reach 50,000 barrels per day.

The additional output will be provided by ten new production and injection wells with the separation, treatment and re-injection of water to be handled by a new unmanned and remotely operated platform.

Total holds a 100% stake in the Al Khalij field.

The new production start-up confirms Total’s presence in Qatar, where the Group is a key player in the Dolphin project that is designed to provide transmission of gas from the supergiant North Field to the United Arab Emirates and Oman. Total is also a major partner in the production of liquefied natural gas (Qatargas) and in petrochemicals.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com